John A. Good PHONE: (901)543-5901 FAX: (888)543-4644 E-MAIL: JGood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

March 29, 2013

Via EDGAR and FedEx

Ms. Folake Ayoola

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Trade Street Residential, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed February 14, 2013

File No. 333-185936

Dear Ms. Ayoola:

On behalf of Trade Street Residential, Inc. (the “Company” or “Trade Street”) this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Division of Corporation Finance of the Commission (the “Staff”) in a letter dated March 11, 2013 (the “Comment Letter”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-11 (File No. 333-185936) filed with the Commission on February 14, 2013 (“Amendment No. 2”). The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes in response to the Staff’s comments.

The discussion below is presented in the order of the numbered comments in the Comment Letter. References to page numbers in the responses below refer to Amendment No. 3. For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 3, reflecting all changes to Amendment No. 2. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3.

Prospectus Summary, page 1

Recent Developments, page 8

Properties Under Contract, page 8

Folake Ayoola

Trade Street Residential, Inc.

1.	Comment: Please tell us for which of the probable acquisitions on pages 8 and 9 you intend to provide financial statements under Rule 3-14 of Regulation S-X. It appears that several of these acquisitions may be significant at the 10% level. In that regard, we note the financial statements for Woodfield St. James which are already included beginning on page F-85.

Response: The Company has included in Amendment No. 3 audited financial statements for Vintage at Madison Crossing, an acquisition that was completed on March 4, 2013, and the Company intends to include audited financial statements for the year ended December 31, 2012 for Woodfield Creekstone, which began leasing in August 2012, in the next amendment.

While the Company respectfully acknowledges that each of the two additional construction properties under contract, the Estates at Wakefield and Fountains at New Bern, is individually significant under Rule 3-14 of Regulation S-X, each of those properties is currently under construction and has no rental history. Therefore the Company believes that each such property qualifies for the exception for new construction, as set forth in Section 2330.10 of the Division of Corporation Finance Financial Reporting Manual, which provides that where a registrant acquires a property that is newly constructed and no prior rental history exists, financial statements are not required. Accordingly, the Company respectfully submits that no Rule 3-14 financial statements are required for the Estates at Wakefield and Fountains at New Bern acquisitions.

Recapitalization and Other Related Transactions, page 10

2.	Comment: In addition to your narrative discussion of the recapitalization transaction, please include a table clearly showing the consideration transferred. Disclose the following in the table:

•	Number of shares, units, and warrants issued for each element of the transaction

•	Per share/unit value of each issuance

•	Aggregate value of each issuance

•	Total shares/units outstanding immediately after the recapitalization

•	Total value of the consideration paid for the contributed assets

Also, discuss your basis for the per share/unit values assigned to each issuance.

Response: In response to the Staff’s comment, the Company has added the requested table on pages 11 and 65 of Amendment No. 3.

3.

Comment: We note your disclosure in the second full paragraph on page 10 that “[t]he board of directors of Feldman . . . and Trade Street . .. . negotiated at arm’s length the value of the contributed assets based on Feldman’s due diligence

Folake Ayoola

Trade Street Residential, Inc.

investigation and customary valuation methodologies and the parties considered, among other things, historical and projected net operating income of the contributed properties . . . appraised values obtained by the Trade Street Funds . . . .” In your response letter dated February 14, 2103, you state that Trade Street had obtained the appraisals but such appraisals were not available to the board of Feldman and were not considered by them in their independent valuation and negotiation. Please revise this section to address separately the due diligence and valuation methodologies considered by the board of directors of Feldman. We may have further comments.

Response: In response to the Staff’s comment, the Company has added additional disclosure on page 60 and 61 of Amendment No. 3 to further describe the due diligence and valuation methodologies considered by the Feldman board of directors. The Company has also created a separate section entitled “Our Recapitalization and Structure” to consolidate all of the relevant information about the recapitalization into one section in order to provide a more orderly and readable narrative regarding the recapitalization. Pages 9 and 10 of Amendment No. 3 now provide a summary of the recapitalization with cross references to the separate section described above.

4.	Comment: You disclose in the last bullet point on page 12 that all of the respective partners and members of the Trade Street Funds are pension funds. Please clarify; in this regard, you previously stated in your response dated December 26, 2012 that the Baumanns owned the general partner and managing member interests of the Trade Street Funds.

Response: The general partner of Trade Street Property Fund I, LP and the managing member of BCOM Real Estate Fund, LLC were, and continue to be, indirectly owned by the Baumanns. While the disclosure formerly on page 12 has been moved to the separate section entitled “Our Recapitalization and Structure,” the Company has clarified in the last bullet on page 63 and throughout Amendment No. 3 that all of the limited partners of Trade Street Property Fund I, LP and non-managing members of BCOM Real Estate Fund, LLC are pension funds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

5.	Comment: We note your disclosure on page 136 that the company had conducted a private placement in May of 2012 in which it raised $1 million. Please discuss the purpose of the private placement and the use of proceeds.

Response: In response to the Staff’s comment, the Company has added a discussion of the private placement on page 86 of Amendment No. 3 under “Liquidity and Capital Resources-Cash Flows in Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as a cross reference to such disclosure on page 138.

Folake Ayoola

Trade Street Residential, Inc.

Historical Results of Operations, page 71

6.	Comment: When comparing effective rent per unit and occupancy rates for the same properties from period to period, please include an explanation as to how same properties is defined, e.g., were any properties excluded other than properties not owned in both periods?

Response: In response to the Staff’s comment, the Company has added discussion on page 78 of Amendment No. 3 of how it defines same store properties.

Funds from Operations and Core FFO, page 81

7.	Comment: We note your revised calculations of FFO and Core FFO. In the narrative, please discuss why you have made adjustments for 1) provision for loan losses and 2) prepayment penalty on early repayment of debt to arrive at Core FFO.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has added disclosure to the last paragraph of the narrative on page 87 of Amendment No. 3 to provide the Company’s reasons for all adjustments to FFO in the Core FFO computation.

Net Operating Income, page 83

8.	Comment: We note that you have revised your calculation of NOI. Please additionally address the following:

•

Explain to us 1) why you believe inclusion of discontinued operations contributes to a meaningful measure of operating performance, 2) why you believe it is appropriate to make adjustments for equity method investments given that you use NOI to evaluate performance on a property-by-property basis, and 3) why you believe that property management fees and franchise taxes are not considered property operating expenses for purposes of calculating NOI. We may have further comment.

•	In addition, please disclose this measure on a same store basis and define how you determine your same store pool, or advise.

Response: In response to Staff’s comment, the Company has revised the NOI presentation on pages 88 and 89 of Amendment No. 3 to disclose NOI, together with gross revenues, on a same store basis.

The Company respectfully provides the following explanations with respect to the specific items noted in the Staff’s comment that have been added to or subtracted from net income for purposes of computing NOI:

The Company has included income from discontinued operations in gross NOI because the Company owned and managed these properties during the majority of the periods presented and used NOI as a primary tool to evaluate the performance of these assets during the period in which our capital was deployed.

The Company has included the income from its equity method joint ventures in gross NOI as it intends to purchase the 50% it currently does not own in conjunction with the offering. The acquisition is included in the pro forma financial statements with Amendment No. 3 as a use of proceeds.

Management fees have been excluded from NOI in the current presentation as the properties have been internally managed since June 1, 2012 and no management fees are paid with respect to the Company’s properties. The excluded management fees were paid to third parties prior to the formation of the Company and will not recur going forward as a result of our internal management structure.

Franchise taxes are imposed on the REIT at the entity level and are not assessments against individual properties. The Company believes that in evaluating real estate assets, analysts, appraisers and other professionals would not consider franchise taxes to be property-level expenses. Management does not consider franchise taxes in evaluating the performance of the Company’s properties. Accordingly, the Company has reclassified franchise taxes to general and administrative expenses in the consolidated statement of operations in accordance with GAAP and has not included franchise taxes as expenses in computing NOI.

Folake Ayoola

Trade Street Residential, Inc.

Historical Capital Expenditures, page 106

9.	Comment: We note your disclosure regarding capital expenditures for the year ended December 31, 2012. As applicable, please additionally break down your capitalized costs between expenditures for new development, expenditures for re-development projects and renovations, expenditures for leasing costs, and other capital expenditures. Furthermore, please advise us of the amount of compensation and other soft costs that have been capitalized, and please disclose, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 112 of Amendment No. 3 to break down the capitalized costs between expenditures for redevelopment projects and renovations and other capital expenditures. The Company also advises the Staff that no compensation or other soft costs have been capitalized. The Company has added disclosure to the effect that it does not capitalize leasing costs and had no new development in the period presented.

Executive Compensation, page 122

10.	Comment: Please disclose any compensation paid to persons, if any, who served as named executive officers prior to the recapitalization during the last fiscal year. See Item 402(a)(4) of Regulation S-K.

Response: The Company respectfully submits that current management has reviewed the payroll records of Feldman for the period January 1, 2012 to June 1, 2012 and has determined that no person qualifying as the principal executive officer or the principal financial officer during 2012 prior to the recapitalization received any compensation from Feldman, and no other officer prior to the recapitalization qualified as a named executive officer for 2012, as such term is defined under Section 402(a)(3) of Regulation S-K. All of the officers of Feldman resigned on June 1, 2012, the date of the recapitalization.

11.	Comment: Please disclose the compensation of the directors for the company’s last completed fiscal year as required by Item 402(k) of Regulation S-K.

Response: The Company has added a table on page 123 of Amendment No.3 describing the compensation paid to our directors in 2012. No one serving as a director prior to the recapitalization was paid any compensation during 2012. All of the directors of Feldman resigned on June 1, 2012, the date of the recapitalization, except one, who resigned in August 2012, and that director also received no compensation.

Folake Ayoola

Trade Street Residential, Inc.

Principal Stockholder, page 134

12.	Comment: Please include the beneficial ownership of your common stock and operating partnership as of a practicable date prior to the offering. See Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the principal stockholder table on page 136 of Amendment No. 3 to present beneficial ownership information with respect to the Company both before and after the offering. The Company respectfully submits that Item 403 of Regulation S-K does not require a table of beneficial ownership of the operating partnership.

13.	Comment: We note your disclosure in footnote 2 that the trustee of the liquidating trusts having voting and dispositive control over the shares of common stock. Please disclose here or elsewhere as appropriate when the liquidating trusts will distribute the assets held in the liquidating trusts. If applicable, please list the beneficial owners that have the right to acquire the shares. See Item 403(a)(3) of Regulation S-K and Rule 13d-3(a)(3) under the Exchange Act.

Response: In response to the Staff’s comment, the Company has added disclosure regarding the distribution of the shares of common stock held by the liquidating trusts in footnote 3 on page 136 and elsewhere in Amendment No. 3 where the liquidating trusts are discussed. In addition, the Company has added a table in footnote 3 on page 137 that discloses those beneficial owners of the liquidating trusts who would be 5% stockholders if the shares of common stock held by the liquidating trusts had been distributed to the beneficial owners on March 15, 2013.

Certain Relationships and Related Transactions, page 136

Private Placement, page 136

14.	Comment: Please disclose whether the securities were sold in May or August 2012. Also, advise us whether this transaction is disclosed in Part II of the registration statement.

Response: The private placement commenced in May 2012 and closed, and the shares were issued, in August 2012. The Company has revised its disclosure on page 138 of Amendment No. 3 to state that the shares were issued in August 2012. The Company respectfully informs the Staff that the August private placement is included in Item 33 in Part II of Amendment No. 3.

Former Board Member Relationship, page 137

15.	Comment: Please disclose the name of the member on the board of directors that had an interest in the transaction as required by Item 404(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 139 of Amendment No. 3 to disclose the name of the board member, who served on the board of directors from June 22, 2012 to December 17, 2012.

Folake Ayoola

Trade Street Residential, Inc.

16.	Comment: Please describe the nature of the legal services, e.g., were the legal services in connection with the recapitalization and related transactions? See Item 404(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 139 of Amendment No. 3 to describe the nature of the legal services provided by the law firm where the former board member is the managing shareholder.

Related Party Transaction Policy, page 137

17.	Comment: Please discuss whether the company had a related party transaction policy prior to the recapitalization. Also, if such policy was different than the policy discussed in this section, please describe that policy. In addition, as applicable, please describe if any of the related transactions disclosed in this section were not reviewed under the related party transaction policy. See Item 404(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure on page 139 of Amendment No. 3 with respect to Feldman’s related party transaction policy that was in place prior to the recapitalization and the related party transactions that were not reviewed under the applicable related party transaction policy.

Share Eligible for Future Sale, page 156

General, page 156

18.	Comment: We note your disclosure that prior to the offering your common stock traded on the OTC Pink market. Please provide the disclosure required by Item 201(a)(ii) of Regulation S- K.

Response: The Company respectfully advises the Staff that a section entitled “Market for Common Stock” containing information required by Item 201(a) of Regulation S-K is included on page 54 of Amendment No. 3 and has been included in each filing made prior to amendment No. 3. The Company has additionally added a cross reference to such section on page 158 of Amendment No. 3.

19.	Comment: Please disclose the approximate number of holders of each class of common equity. See Item 201(b) of Regulation S-K.

Response: The Company respectfully submits that the required information is included under “Market for Common Stock” on page 55 of Amendment No. 3.

Index to Financial Statements, page F-1

20.	Comment: We note your responses to comments 7 and 17 from our letter dated January 22, 2013 and await the filing of pro forma financial statements as described in your responses.

Folake Ayoola

Trade Street Residential, Inc.

Response: The Company has included pro forma financial statements beginning on page F-2 of Amendment No. 3.

Condensed Consolidated Balance Sheets, page F-2

21.	Comment: We note your response to comment 18 from our letter dated January 22, 2013. Please explain to us why management believes it is likely that the Company will deplete all of the authorized but unissued stock prior to conversion of the Class B preferred units. Please also tell us how the changes to the terms of the various classes of equity that occurred in January and February 2013 affected your analysis. We may have further comment.

Response: The Company provided in its response to the comment letter of January 22, 2013 a comparison as of September 30, 2012 of the Company’s available unissued common stock to the sum of any Company commitments (including conversion of the preferred stock and/or preferred units at the holder’s election) that could require settlement in such common stock. Prior to amendment of the Company’s charter in January 2013 and amendment and restatement of the operating partnership agreement in February 2013, the terms of the preferred stock and preferred units had no explicit limit on the number of shares to be delivered in a share settlement upon conversion (as discussed in ASC 815-40-25-26 through 25-28). Therefore, because the price of our common stock could theoretically have gone to zero and the denominator in the conversion formula was based on market price with no floor, the Company concluded based on the market price at the time that its charter did not contain sufficient authorized but unissued common stock to permit share settlement upon conversion for the majority of Class B preferred units and all of the Class C preferred units and Class A preferred stock as of September 30, 2012. Specifically, a determination was made that other of the Company’s commitments against its common stock (including outstanding warrants and redeemable common units) would result in depletion of the majority of the available unissued common shares prior to conversion of the Class B preferred and C preferred units and Class A preferred stock.

The Company performed a similar assessment as of December 31, 2012 and the result was the same; therefore, the Company continued to classify the Class B preferred and Class C preferred units as well as the Class A preferred stock in temporary equity in the consolidated balance sheet as of December 31, 2012. In performing such assessment, the provisions of ASC 815-40-25 do not permit management to evaluate the likelihood that events outside of the Company’s control will result in depletion in all of the available unissued common stock prior to the conversion of the Class B preferred units. Instead, such authoritative guidance requires the Company to evaluate the preferred units and stock to determine if any provision could require the Company to settle such contracts with cash or assets other than the Company’s common stock, which is currently reflected in the results of the Company’s September 30 and December 31, 2012 assessments.

The changes to the terms of the various classes of equity that occurred in January and February 2013 are first quarter 2013 events for accounting purposes and did not affect the Company’s analysis. These matters will be assessed and accounted for in the Company’s first quarter 2013 interim condensed consolidated financial statements.

Note A – Nature of Business and Significant Accounting Policies, page F-6

Folake Ayoola

Trade Street Residential, Inc.

Correction of an Error, page F-13

22.	Comment: We note your response to comment 10 from our letter dated January 22, 2013 and corresponding revisions to the financial statements. Please quantify, by year, the amounts of capital expenditures incurred prior to January 1, 2012 that were expensed in error, if any. Similarly, please quantify any recapitalization costs incurred during 2011 that were recorded as a reduction to equity rather than expensed.

Response: The Company respectfully advises the Staff that no capital expenditures incurred prior to January 1, 2012 were expensed in error. In addition, there were no recapitalization costs incurred during 2011 that were recorded as a reduction to equity rather than expensed.

Note G – Commitments and Contingencies, page F-18

23.	Comment: Please tell us how you have complied with the requirements of ASC 450-20-50 as it relates to any loss contingencies associated with Feldman Mall Properties. In this regard, we note your previous response dated December 26, 2012 in which you state that at the time of the Contribution Transaction, Feldman Mall Properties had liability claims for legal and other professional fees substantially in excess of the cash on hand. Please tell us the status of these claims, and any other contingent liabilities that existed, and how you have addressed them in your disclosure. Furthermore, please clarify the business purpose for structuring this transaction with Feldman Mall Properties rather than a newly formed shell company.

Response: Feldman Mall Properties, Inc. (“FMP”) was a Maryland corporation that conducted business in an UPREIT structure indirectly through its operating partnership, Feldman Equities Operating Partnership LP, a Delaware limited partnership (“Feldman OP”). The sole general partner of Feldman OP (the “General Partner”) was Feldman Holdings Business Trust I, a Massachusetts business trust. The limited partners of Feldman OP were Feldman Holdings Business Trust II, a Massachusetts business trust (the “Feldman LP Entity”) through which FMP owned its units of limited partnership interest in Feldman OP and other unaffiliated limited partners. Properties that were 100% indirectly owned by FMP were owned through single purpose limited liability companies 100% of the equity interests of which were directly or indirectly owned by Feldman OP. In addition, FMP had indirect interests in two joint ventures of which it was not the managing member and the interests in which were owned by remote subsidiaries of FMP or Feldman OP. At the time of the recapitalization transaction, the remote property-owning entities or Feldman OP were subject to certain creditors claims, some of which dated back several years. Each of those remote entities and Feldman OP had no assets, and there was, at the time of the recapitalization, no collection efforts underway to recover such claims.

Upon consummation of the recapitalization, all of the assets contributed by the Trade Street Funds, Trade Street Capital, Mr. and Mrs. Baumann and Trade Street Adviser GP, Inc. were contributed to Trade Street Operating Partnership, LP (the “Trade Street Operating Partnership”), a newly formed Delaware limited partnership of which Trade Street OP GP, LLC, a Delaware limited liability company wholly owned by the Company is the sole general partner and the Company, Trade Street

Folake Ayoola

Trade Street Residential, Inc.

Capital, Mr. and Mrs. Baumann and Trade Street Adviser GP, Inc. are limited partners. No assets were contributed to Feldman OP or any subsidiary thereof. Since the closing of the recapitalization transaction, there have been no attempts to collect any of the accounts payable or other claims historically owed by entities described above, nor do such entities have any assets in which to pay such claims. The Company believes it is unlikely that any creditor would be successful in piercing the corporate veil and recovering any amount payable from the Company. Moreover, the Company believes that the Trade Street Operating Partnership is a new entity that was formed to carry on a business other than that historically carried on by FMP (which conducted a mall leasing business) with newly contributed multifamily assets, new employees, a new location and new management; therefore, it is unlikely that a “successor liability” claim could be successfully asserted against the Trade Street Operating Partnership. On the basis of the lack of collection efforts by historic creditors of the FMP entities, the lack of assets to pay such claims, the advice of counsel with respect to the unlikelihood of success in piercing the Company’s corporate veil or asserting successor liability against the Trade Street Operating Partnership, management has determined that the likelihood of a loss to the Company is remote, and that no accrual or disclosure is required under ASC 450-20-50.

The Company respectfully advises the Staff that in June 2012 its counsel, Bass Berry & Sims PLC, discussed with the Chief Counsel of the Division of Corporation Finance the rationale behind utilizing FMP as a recapitalization vehicle in the context of requesting the Staff’s concurrence that the Company could rely on the JOBS Act in pursuing the registration of this offering. The rationale consisted of (1) the belief, in consultation with its financial adviser, that the Company could get an offering into the market more quickly if it pursued the recapitalization transaction than a traditional rollup into a newly formed shell company, (2) the belief that the time savings would result in cost savings, and (3) caution regarding the existence of a market for rollup initial public offerings. The Company has included disclosure in the second paragraph of “Our Recapitalization and Structure – Background and Purpose of the Recapitalization” to explain to prospective investors the rationale of Trade Street Capital in pursuing this avenue.

* * * *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ John A. Good
John A. Good

cc: Michael D. Baumann, Trade Street Residential, Inc.

      Bert Lopez, Trade Street Residential, Inc.

      Daniel M. LeBey, Esq., Hunton & Williams LLP